                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           CONSTAR INTERNATIONAL INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   21036U 10 7
                                 (CUSIP Number)

                               Alan W. Rutherford
                           Vice Chairman of the Board,
              Executive Vice President and Chief Financial Officer
                         Crown Cork & Seal Company, Inc.
                                  One Crown Way
                             Philadelphia, PA 19154
                                 (215) 698-5100

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a Copy to:

                             William G. Lawlor, Esq.
                                     Dechert
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                                 (215) 994-4000

                                November 14, 2002
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 21036U 10 7                                           Page 2 of 8
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 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      CROWN CORK & SEAL COMPANY, INC.
      231526444
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [_]
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 3    SEC USE ONLY
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 4    SOURCE OF FUNDS

      WC
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [_]
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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      PENNSYLVANIA
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                     7    SOLE VOTING POWER

                          1,500,000 shares of Common Stock
     NUMBER OF     -----------------------------------------------------------
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             0
       EACH        -----------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
      PERSON
       WITH               1,500,000 shares of Common Stock
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,500,000 shares of Common Stock
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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                        [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.5%
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14    TYPE OF REPORTING PERSON

      CO
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

                                  SCHEDULE 13D

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CUSIP NO. 21036U 10 7                                           Page 3 of 8
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ITEM 1.        SECURITY AND ISSUER.

          This statement on Schedule 13D (this "Statement") relates to the acquisition by Crown Cork & Seal Company, Inc., a Pennsylvania corporation (the "Reporting Person"), of 1,500,000 shares of common stock, par value $.01 per share ("Common Stock"), of Constar International Inc., a Delaware corporation (the "Company") on November 14, 2002.

          The principal executive offices of the Company are located at One Crown Way, Philadelphia, PA, 19154.

ITEM 2.        IDENTITY AND BACKGROUND.

          The Reporting Person is a leading supplier of packaging products to consumer marketing companies around the world. Its principal office is located at One Crown Way, Philadelphia, PA, 19154.

          To the best of the Reporting Person's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

          During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or causing it to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The amount of funds used by the Reporting Person to purchase its 1,500,000 shares of Common Stock was $18,000,000. The shares of Common Stock were purchased with funds obtained by the Reporting Person in the transactions described in Item 5(c) below in connection with an initial public offering of Common Stock of the Company by the Reporting Person (the "IPO").

          Certain executive officers of the Reporting Person purchased shares of Common Stock in connection with the Company's directed share program. To the best knowledge of the Reporting Person, each such executive officer purchased all of such shares purchased by him with personal funds. The following table sets forth the executive officers of the Reporting Person that participated in the directed share program, the number of shares of Common Stock so purchased and the aggregate consideration paid:

     Name and Title           Shares of Common Stock    Aggregate Consideration
     --------------           ----------------------    -----------------------
     Timothy J. Donahue,      4,000                     $48,000
     Senior Vice President

                                  SCHEDULE 13D

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CUSIP NO. 21036U 10 7                                           Page 4 of 8
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ITEM 4.             PURPOSE OF TRANSACTION.

          The Reporting Person acquired the shares of Common Stock in connection with the IPO and as described in Item 6 below, the Reporting Person granted the underwriters in the IPO an option, exercisable for 30 days from November 14, 2002, to purchase for cash up to an aggregate of all 1,500,000 of its shares of Common Stock at $12.00 per share.

          Both the Reporting Person and, to the best knowledge of the Reporting Person, the executive officers named in Item 3 above, acquired their shares of Common Stock for investment purposes. The sale and subsequent purchase of 1,500,000 shares of Common Stock described in Item 5(c) below allowed the Reporting Person to obtain from its lenders under its credit facility a release of the Company's guarantee of the Reporting Person's indebtedness and the lenders' security interest in the Company's assets. See Item 6 below for a description of the option to purchase shares of Common Stock granted by the Reporting Person to the underwriters.

          In pursuing such investment purposes, the Reporting Person may (except as disclosed in Item 6 below) further purchase, hold, vote, trade, dispose or otherwise deal in Common Stock at times, and in such manner, as it deems advisable to benefit from changes in market prices of such Common Stock, changes in the Company's operations, business strategy or prospects, or from a sale or merger of the Company.

          The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investments in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of some or all of the Common Stock beneficially owned by it in public market or privately negotiated transactions. The Reporting Person may at any time reconsider and change its plans or proposals relating to the foregoing.

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b) The Reporting Person, beneficially owns 1,500,000 shares of Common Stock, which represents 12.5% of the outstanding shares of Common Stock based on the number of shares outstanding as of November 14, 2002. The executive officers of the Reporting Person named in Item 3 beneficially own the number of shares of Common Stock set forth opposite their respective names in the table set forth in Item 3, which represent less than 1% of the outstanding shares of Common Stock based on the number of shares outstanding as of November 14, 2002. Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the executive officers of the Reporting Person named in Item 3, currently shares with another person the power to vote or direct the vote, or to dispose or direct the disposition, of the shares of Common Stock each beneficially owns.

          (c) On November 14, 2002, the Reporting Person sold all 12,000,000 shares of outstanding Common Stock to the underwriters of the IPO. The Reporting Person sold 10,500,000 of such shares for $11.16 per share and 1,500,000 of such shares for $12.00 per share. Following the sale to the underwriters, the Reporting Person ceased to be a beneficial owner of any of the outstanding shares of Common Stock. The Reporting Person thereafter purchased 1,500,000 shares of Common Stock from the underwriters for $12.00 per share.

          The executive officers of the Reporting Person named in Item 3 purchased the number of shares of Common Stock set forth opposite their respective names in the table included in Item 3 for $12.00 per share in connection with the Company's directed share program.

                                  SCHEDULE 13D

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CUSIP NO. 21036U 10 7                                           Page 5 of 8
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ITEM 6.             CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                    WITH RESPECT TO SECURITIES OF THE ISSUER.

          In connection with the IPO, the Reporting Person granted the underwriters an option, exercisable for 30 days from November 14, 2002, to purchase for cash up to an aggregate of 1,500,000 shares of Common Stock at $11.16 per share. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with the IPO. The Reporting Person and certain of its officers and directors agreed with the underwriters, subject to certain exceptions, not to sell shares of Common Stock for a period of 180 days from November 14, 2002 without the consent of Salomon Smith Barney Inc. and Deutsche Bank Securities Inc. on behalf of the underwriters. Shares of Common Stock purchased through the directed share program may not be sold, subject to certain exceptions, for a period of 30 days.

          The Reporting Person and the Company entered into a registration rights agreement under which the Reporting Person has "demand" registration rights that entitle it to cause the Company to register the shares of Common Stock held by it under the Securities Act of 1933, as amended (the "Securities Act"). The Reporting Person also has "piggyback" registration rights that entitle it to cause the Company to include the shares of Common Stock held by it in a registration in which the Company proposes to register any of its securities under the Securities Act.

          The shares of Common Stock owned by the Reporting Person are pledged, under the Reporting Person's credit facility, to JPMorgan Chase Bank, as the administrative agent for the lenders under such credit facility.

          John W. Conway, Alan W. Rutherford and Frank J. Mechura, executive officers of the Reporting Person, also serve as directors of the Company.

          To the best knowledge of the Reporting Person, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above and between any such persons with respect to any securities of the Company.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.

Exhibit        Description

1 Underwriting Agreement, dated November 14, 2002, among Constar International Inc., the Reporting Person and Salomon Smith Barney Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., as representatives of the several underwriters listed on
               Schedule I thereto.

2 Registration Rights Agreement, dated November 20, 2002, among Constar International Inc. and the Reporting Person.

3 Amendment and Restatement dated as of February 4, 2002, to and in respect of the Credit Agreement dated as of February 4, 1997, as previously amended and restated on March 2, 2001, among the Reporting Person, the Subsidiary Borrowers referred to therein, the Lenders referred to therein and JP Morgan Chase Bank, as Administrative Agent. (incorporated by reference to Exhibit 4.m of the Reporting Person's Annual Report on Form 10-K for the year ended December 31, 2001 filed with the Securities and Exchange Commission on March 28, 2002)

4 U.S. Pledge Agreement dated, as of March 2, 2001 among the Reporting Person, the Subsidiary Pledgors referred to therein and the Chase Manhattan Bank, as Collateral Agent (incorporated by reference to Exhibit 4.n of the Reporting Person's Annual Report on Form 10-K for the year ended December 31, 2000)

                                  SCHEDULE 13D

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CUSIP NO. 21036U 10 7                                           Page 6 of 8
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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  November 25, 2002

                                        CROWN CORK & SEAL COMPANY, INC.



                                        By: /s/ Alan W. Rutherford
                                            ----------------------------------

                                        Name: Alan W. Rutherford
                                              --------------------------------

                                        Title: Vice Chairman of the Board,
                                                Executive Vice President and
                                                Chief Financial Officer

                                  SCHEDULE 13D

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CUSIP NO. 21036U 10 7                                           Page 7 of 8
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                                   SCHEDULE I

                             DIRECTORS AND OFFICERS
                             OF THE REPORTING PERSON

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Reporting Person. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is One Crown Way, Philadelphia, PA, 19154.

                               BOARD OF DIRECTORS

Name                                    Title and Present Principal Occupation
----                                    --------------------------------------
Jenne K. Britell                        Chairman and Chief Executive Officer of Structured Ventures --
                                        1820 Rittenhouse Square, Philadelphia, PA, 19103

John W. Conway                          Chairman of the Board, President and Chief Executive Officer of the
                                        Reporting Person

Arnold W. Donald                        Chairman and Chief Executive Officer of Merisant Company --
                                        c/o Merisant Company, 1 North Brentwood Boulevard, Suite 510,
                                        Clayton, MO, 63105

Marie L. Garibaldi                      Former Associate Justice of the Supreme Court of New Jersey --
                                        34 Kingswood Road, Weehawken, NJ, 07086

Hans J. Loliger (Swiss citizen)         Vice Chairman of Winter Group --
                                        Malzgasse 7, CH-4052 Basel, Switzerland

John B. Neff                            Director of Greenwich Associates, Amkor Technology and Ani-Motion;
                                        Executive Board member of Invemed Catalyst Fund --
                                        c/o Wellington Management Company, 2 Radnor Corporate Center,
                                        Suite 300, Radnor, PA, 19087

James L. Pate                           Chairman of Pennzoil-Quaker State Company --
                                        700 Milam Street, 34th Floor, Houston, TX, 77002

Thomas A. Ralph                         Partner, Dechert --
                                        4000 Bell Atlantic Tower, 1717 Arch Street, Philadelphia, PA,
                                        19103

Hugues du Rouret (French citizen)       Chairman and Chief Executive Officer of Beaulieu Patrimoine --
                                        14 bis, rue Gutemberg, 92100 Boulogne, France

Alan W. Rutherford                      Vice Chairman of the Board, Executive Vice President and Chief
                                        Financial Officer of the Reporting Person

Harold A. Sorgenti                      Managing Partner of Sorgenti Investment Partners --
                                        c/o Sorgenti Investment Partners, Mellon Center, Suite 1313, 1735
                                        Market Street, Philadelphia, PA, 19103

                    EXECUTIVE OFFICERS (EXCLUDING DIRECTORS)

Name                                    Title and Present Principal Occupation
----                                    --------------------------------------
William R. Apted                        Executive Vice President and President - European Division --
                                        c/o CarnaudMetalbox, Le Colisee I, rue Fructidor, Paris 75830, France
Timothy J. Donahue                      Senior Vice President

Thomas A. Kelly                         Vice President & Corporate Controller

Frank J. Mechura                        Executive Vice President and President of the Americas Division

William H. Voss                         Executive Vice President and President - Asia-Pacific Division --
                                        c/o CarnaudMetalbox Asia Limited, 750-D Chai Chee Industrial Park
                                        #08-02/03 Chai Chee Road, Singapore, 469004

                                  SCHEDULE 13D

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CUSIP NO. 21036U 10 7                                           Page 8 of 8
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                                  EXHIBIT INDEX

Exhibit        Description

1 Underwriting Agreement, dated November 14, 2002, among Constar International Inc., Crown Cork & Seal Company, Inc. and Salomon Smith Barney Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., as representatives of the several underwriters listed on Schedule I thereto.

2 Registration Rights Agreement, dated November 20, 2002, among Constar International Inc. and Crown Cork & Seal Company, Inc.

3 Amendment and Restatement dated as of February 4, 2002, to and in respect of the Credit Agreement dated as of February 4, 1997, as previously amended and restated on March 2, 2001, among the Reporting Person, the Subsidiary Borrowers referred to therein, the Lenders referred to therein and JP Morgan Chase Bank, as Administrative Agent. (incorporated by reference to Exhibit 4.m of the Reporting Person's Annual Report on Form 10-K for the year ended December 31, 2001 filed with the Securities and Exchange Commission on March 28, 2002)

4 U.S. Pledge Agreement dated, as of March 2, 2001 among the Reporting Person, the Subsidiary Pledgors referred to therein and the Chase Manhattan Bank, as Collateral Agent (incorporated by reference to Exhibit 4.n of the Reporting Person's Annual Report on Form 10-K for the year ended December 31, 2000)